Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL Q3 2022 PRESENTATION

FUSION FUEL™

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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ALL RIG HT S BELONG TO FUSION - FUEL AGENDA ▪ Focus on Fusion ▪ Q3 Financials & Highlights ▪ Commercial Update ▪ Production & Tech ▪ 2022 Milestones ▪ Chairman’s Remarks ▪ Q&A

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FUSION FUEL: A LEADING PURE PLAY HYDROGEN TECHNOLOGY COMPANY 5 Decentralized Approach Unique market positioning that enables decentralized hydrogen end - use, bypassing current need for costly infrastructure buildout, making it perfect for mobility applications Actionable Projects 2.4 GW commercial pipeline, clear focus on mobility with Exolum’s project in construction and the development of a Portuguese HRS backbone Transformative Tech Revolutionary, proprietary micro - electrolyzer technology that makes green hydrogen cost - competitive today, particularly for high - value applications like mobility First Mover Advantage Fusion Fuel is already producing green hydrogen today at our first - of - its - kind solar - to - hydrogen project in Evora, Portugal Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, scalable, clean hydrogen solutions

ALL RIG HT S BELONG TO FUSION - FUEL 02 – Q3 HIGHLIGHTS & FINANCIAL REVIEW

ALL RIG HT S BELONG TO FUSION - FUEL Key Developments ▪ Received approval for € 10 million in grant funding from C - 14 of PRR to develop the HEVO - Industria project in Sines ▪ Black & Veatch completed independent technology assessment of Fusion Fuel and HEVO - Solar system ▪ TUV SUD completed three - month performance audit of HEVO - Solar system ▪ Commenced construction on Exolum project in Madrid, Spain ▪ Filed two additional patents Subsequent Events ▪ Announcement of € 5 million Tech Sale Contract for 3 . 2 MW Green Hydrogen Project in Spain ▪ Commissioning of H 2 Évora Green Hydrogen Plant ▪ Announcement of € 2 million Tech Sale Contract with KEME Energy for Green Hydrogen Project in Portugal ▪ Announcement of an Agreement with Duferco Energia SpA to develop Italian Green Hydrogen Market ▪ Participation in 4 Projects Pre - Selected for Grants through Spain’s H 2 Pioneros Program ▪ Announcement of an Agreement with Electus Energy to Develop a 75 MW Green Hydrogen Project in Bakersfield, California ▪ Introduced a new centralized PEM electrolyzer solution, the HEVO - Chain and filed respective patent 7 02 – THIRD QUARTER HIGHLIGHTS

02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q3 2022	Q2 2022
o/w share-based payment (non-cash) expenses[1]	(878)	(954)
o/w operating expenses[2]	(4,649)	(3,943)
OPERATING (LOSS) INCOME	**(5,527)**	**(4,897)**
o/w fair value movement – warrants[3]	3,841	6,717
o/w finance gain/ (loss), net[4]	288	504
o/w share of loss of equity-accounted investees[5]	(240)	(167)
PRE-TAX (LOSS) / PROFIT	**(1,637)**	**2,157**

[1] The Q3 2022 expenses relates to the Company granting 57,896 RSU's to employees, directors and consultants during the year ended December 31, 2021, and 59,441 RSU's to employees during the nine months ended September 30, 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

[2] These expenses are related with the operational activity of the Group. Our personnel costs increased by €0.6m in Q3 2022 when compared to Q2 2022. A significant portion of this increase was due to an increase in our headcount during June 2022 and Q3 2022. We had 22 new hires in June and 23 during Q3. For the 22 new hires in June, Q3 was the first quarter with a full charge for these staff members. During this period, we also saw increases to the running cost of our Evora plant as it moved towards its operating stage which were offset by reductions in marketing costs, professional fees and motor, travel & subsistence costs.

[3] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

[4] Included in this caption are positive foreign exchange rate variances being offset by a reduction in the fair value of our short-term investments. All short-term investments positions were closed by the end of Q3.

[5] This relates to the Company's investment in Fusion Fuel Spain, S.L. ("Fusion Fuel Spain"). The Company holds a 50% interest in Fusion Fuel Spain and extended a loan facility up to €2 million of which €0.5 million had been drawn down during the nine months ended September 30, 2022. The Company's investment in Fusion Fuel Spain is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company's share of net assets of the joint venture since the acquisition date.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q3 2022	Q2 2022
Property, plant and equipment[1]	27,958	26,628
Intangible assets[2]	5,650	5,374
TOTAL NON-CURRENT ASSETS	**33,608**	**32,002**
Prepayments and other receivables[3]	5,470	5,098
Inventory	12,037	9,490
VAT receivable[4]	6,574	5,899
Financial asset investments (fair value)	-	8,609
Cash and cash equivalents	3,610	1,996
TOTAL CURRENT ASSETS	**27,691**	**31,092**
TOTAL ASSETS	**61,299**	**63,094**

KEY FINANCIALS & FIGURES (€000'S) (Unaudited)	Q3 2022	Q2 2022
Trade and other payables[5]	4,320	4,316
Cost accruals	1,558	959
Derivative financial instruments - Warrants[6]	9,736	13,577
TOTAL LIABILITIES	**15,614**	**18,852**
TOTAL NET ASSETS	**45,685**	**44,242**

[1] The balance includes our Benavente facility (€10.1m), our Évora demonstrator plants (€7m), and our HEVO-Sul project in Sines, Portugal (€8.9m). In addition, we have recognized Right of Use assets for our lease arrangements in accordance with IFRS 16 *Leases* (€1.4m).

[2] Recognized here is the IP that transferred about part of our merger in 2020 (€1.9m) and the spend incurred on our HEVO technology to date (€3.7m).

[3] Advanced payments to supplier's accounts for €2.8m of this balance. In addition, we have deferred costs relating to our ongoing Exolum project (€1.2m) and a grant receivable balance of €0.8m.

[4] To date, we have submitted four separate reimbursement requests totaling €3.9m of which €0.6m was received in October 2022 and €0.6M was received in November 2022. For the remaining amount requested (two separate claims), we expect both amounts to be paid (€2.6m) in the first half of December 2022.

[5] €2.7M of this balance represents amounts owed to suppliers. The remaining balance relates to IFRS 16 *Leases* bookings (€1.4m) and payroll related taxes owed in Portugal and Ireland (€0.3m).

[6] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. The market price at September 30, 2022 was $1.07 (June 30, 2022: $1.59).

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q3 2022	Q2 2022
ORDINARY SHARES		
Class A[1]	11,293,992	10,998,723
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	**13,418,992**	**13,123,723**
WARRANTS OUTSTANDING	**8,869,633**	**8,869,633**
RSUs OUTSTANDING	**111,484**	**99,802**
OPTIONS OUTSTANDING[2]	**2,128,554**	**2,128,554**

[1] On June 6, 2022, we entered into an At the Market Issuance Sales Agreement ("the ATM") with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company's common stock having an aggregate offering price of up to $30 million under the Company's Form F-3 registration statement. Between July 11, 2022, and September 30, 2022, we sold 295,269 class A ordinary shares for net proceeds of $2,204,959 at an average sales price of $7.35 per share. We paid $66,149 in commissions to agents as part of these trades. Between October 3, 2022 and November 14, 2022, we sold 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to agents as part of these trades.

[2] During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. We consider the options to be service awards under IFRS 2 and classifies the vesting period, which varies by award. This is a non-cash expense. No options were issued or exercised during Q2 or Q3 2022.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

GRANT REQUEST UPDATE – SUBSEQUENT TO SEPTEMBER 30, 2022 (€000's) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion only)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
Other grant applications[4]	60,000	30,000	-
TOTAL	**78,711**	**48,711**	**3,460**

[1] During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal's Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Programme | POSEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3 million in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6 million.

[2] On 31 December 2021, Fusion Fuel ("FF") entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. ("AICEP") where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3 million of which €4.4m related to 'cash' reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8 million.

[3] On August 18, 2022, we announced that we were successful with our application under the Component 14 ("C-14") of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10 million marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of 300 HEVO-Solar units along with a hydrogen refueling station. This facility will be equipped with our HEVO-Night solutions and will produce an estimated 764 tonnes of green hydrogen per annum.

[4] Includes projects in Portugal and Spain, however this excludes the IPCEI submission as this project is so large it can significantly distort the values.

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ALL RIG HT S BELONG TO FUSION - FUEL 03 – COMMERCIAL UPDATE

ALL RIGHTS BELONG TO FUSION - FUEL 03 – EXECUTING ON OUR COMMERCIAL STRATEGY 13 1. De - risk 2023 pipeline with all projects having secured grants and virtually all with land and permitting underway ▪ Estimated 2023 revenues of €40 million ▪ Roughly 1/3 of 2023 pipeline is tech sales with the balance being Fusion Fuel - owned development projects 2. Leverage early successes in Portugal as a template to expand into other core markets, beginning with a focus on mobility opportunities and targeted industrial decarbonization projects 2023 ▪ Iberian focused pipeline ▪ Grants secured for all opportunities ▪ Significant inventory in place to deliver on committed order book 2024 & Beyond ▪ Bakersfield & H2HEVOSines make up 150 MW of HEVO - Solar demand for 2024 - 25 production ▪ Extend reach into priority growth markets of Italy and North America Multifaceted approach to deliver on our near - term commercial objective: securing confirmed orders for 100% of our production capacity in 2023 and beyond

ALL RIGHTS BELONG TO FUSION - FUEL 03 – 2023 TECHNOLOGY SALE PIPELINE 14 Fusion Fuel is providing solutions to its customers and supporting them from permitting through operatio n . We have a robust pipeline of near - term tech sales that have either secured or are in the process of securing grants. Th is pipeline will serve as a template for expansion into larger projects. # Location Vertical # of HS Units Electrolysis Capacity Total Amount Current Status Land Permitting Offtake COD 1 Portugal 62 1.5 MW €2 Contract Signed x x WIP 1H 2023 2 Spain 144 3.2 MW €11 FEED x WIP WIP 4Q 2023 3 Portugal 62 1.5 MW €2 Pre - FEED x WIP WIP 1H 2024 4 Italy 50 1.25 MW €2 Pre - FEED x WIP WIP 1H 2024 5 Spain 22 0.5 MW Confidential Public Tender submitted x x N/A 2H 2023 6 Spain 87 2.2 MW €5 Awaiting Grant x WIP WIP 1H 2024 7 Spain 100 2.6 MW €6 Awaiting Grant x WIP N/A 1H 2024 8 Spain 118 2.9 MW €10 Awaiting Grant x WIP WIP 2H 2024 9 Spain 100 2.5 MW €7 Awaiting Grant x WIP WIP 2Q 2024 Total 743 18.1 MW €45 * Spanish Projects are COD

FUSION FUEL™

03 – 2023 PROJECT DEVELOPMENT PIPELINE

We are creating considerable value by continuing to build on our portfolio of near-term development projects centered around Iberia. There are several different strategies we are considering for monetizing these assets, including selling some or all of the equity to infrastructure funds.

Project[1]	Location	Vertical	Electrolysis Capacity	Capital Investment	Grant (€m)	Status	Land	Permitting	Offtake	COD
Elvas	Portugal		3.4 MW	€9	TBD	Pre-FEED	✓	WIP	✓	1H 2025
Azambuja	Portugal		4.8 MW	€13	TBD	Pre-FEED	✓	WIP	WIP	2H 2024
Sines I	Portugal		4.4 MW	€16	€4.29	FEED	✓	✓	WIP	1H 2024
Sines II	Portugal		7.5 MW	€25	€10	Pre-FEED	✓	WIP	WIP	1H 2024
Sines III	Portugal		75 MW	€178	TBD	Concept	WIP	WIP	WIP	2H 2025
Bakersfield	United States		74 MW	€175	TBD	Concept	✓	WIP	WIP	1H 2025
Total			**170 MW**	**€416**	**€14.29**					

[1] Sines Phases I-III refer to the following projects, respectively: HEVO-Sul, HEVO-Industria, H2HEVOSines

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ALL RIGHTS BELONG TO FUSION - FUEL 03 – EXPANDING INTO NEW MARKETS: NORTH AMERICA 16 The IRA is a green hydrogen game changer: H 2 Tax Credits ▪ Production tax credits of up to $ 3 / kg can be claimed for 10 years on H 2 produced ; or ▪ an investment tax credit of up to 30 % can be claimed on the cost of the hydrogen plant . Solar Tax Credits ▪ The solar generating facility will qualify for at least a 30 % investment tax credit ; or ▪ for production tax credits on the first 10 years of electricity output . Canada’s response : Canada recently passed 40 % investment tax credit for gH 2 projects Source: Global Solar Atlas Direct Normal Irradiation The strong solar irradiance, coupled with the Inflation Reduction Act’s tax credits, immediately make Fusion Fuel's green hyd rog en cost - competitive in the United States. We are accelerating our market expansion strategy to capitalize on this unique opportunity.

ALL RIGHTS BELONG TO FUSION - FUEL 03 – ESTABLISHING A FOOTHOLD: BAKERSFIELD ▪ Fusion Fuel recently entered into an exclusive agreement with Electus Energy to develop a large - scale green hydrogen project in Bakersfield, CA ▪ The project entails a 74 MW solar - to - hydrogen facility delivering 9,300 tonnes 1 of green hydrogen per annum ▪ The project is expected to reach FID in 1H24 and commissioning in 1H25. Expected to be in scope for the IRA - related tax credits which significantly enhances returns for the project ▪ We have entered into a land - lease agreement securing water rights and 130 hectares (~320 acres) in Kern County, CA which is one of the key industrial hubs in California ▪ We have also engaged Black & Veatch to perform a pre - feasibility study on the project ▪ Negotiations have commenced with prospective offtakers , with a multipronged strategy focused on gas blending opportunities along with mobility opportunities for heavy - duty commercial trucking and logistics providers ▪ Fusion Fuel is discussing a broader relationship with Electus which includes jointly developing additional projects in Arizona, New Mexico and Northwest Texas to create a mobility highway from California to Texas 1 Production volumes envisioned by the project assume a grid connection to enable overnight / continuous production Bakersfield

03 – *EXPANDING INTO NEW MARKETS:* ITALY

FUSION FUEL™

We view Italy as a natural extension of our core European business owing to its excellent solar irradiance, natural gas infrastructure, and proximity to our existing operations. We have entered into a commercial agreement with Duferco Energia SpA to anchor our expansion into that new market.

Duferco Partnership Scope

Duferco is a highly qualified and diversified Group, with its core activities in the Energy, Industrial and Shipping businesses

Strategic partnership focused on:

- Italian market development
- Building an actionable pipeline of development opportunities and turnkey technology-sale projects for strategic clients
- Possible expansion to select markets in MENA (i.e., Algeria, Tunisia)

Partnership will leverage Duferco's:

- Local sales network and knowledge
- Deep expertise in shipping and logistics

Duferco Energia

Duferco Pilot: Giammoro Project

- 1.25MW pilot project at Duferco's industrial site in Giammoro, Sicily
- 50 HEVO-Solar units, producing ~46 tonnes of green hydrogen per year that will feed a molten carbonate fuel cell system
- To be installed during 2024
- Cornerstone project in Italy, showcase for HEVO technology to demonstrate its potential in a strategic market


Sicily

Growth Strategy

- Explore mobility projects in southern Italy; ideal for HEVO-Solar technology
- Mobility backbone, starting with 2-4 HRS projects
- Prepare PNRR applications to be launched in March 2023
- Same winning formula as in the Iberia, leveraging existing partnerships and available grants

- Explore projects in the industrial region in northern Italy, suitable for HEVO-Chain
- Anchor project will be the new Duferco Brescia steel mill facility
- Prepare PNRR applications to be launched in March 2023
- Same formula employed in Sines, Portugal, with the hydrogen valley concept

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – TECHNOLOGY UPDATE

04 – HEVO DEVELOPMENT

FUSION FUEL™

We are committed to building on the competitive advantage of our HEVO technology, continually reducing system cost and complexity while improving the efficiency and productive capacity









HEVO 2020

- 864 units per HEVO-Solar
- 1 bar of unit output pressure

HEVO 2021

- 288 units per HEVO-Solar
- 1 bar of unit output pressure

HEVO 2022

- 144 units per HEVO-Solar
- 4 bar of unit output pressure
- ~12% increase in H_2 throughput
- ~50% reduction in cost vs. 2021

HEVO 2023

- 72 units per HEVO-Solar
- 4 bar of unit output pressure
- Addl. increase in H_2 throughput
- ~20% reduction in cost vs. 2022

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ALL RIGHTS BELONG TO FUSION - FUEL 04 – A REVOLUTIONARY PEM ELECTROLYZER 21 Miniaturized PEM Modular Any energy sources Cost Efficient Scalable

04 – HEVO-CHAIN HYDROGEN UNIT

FUSION FUEL™

HEVO-Chain represents a revolutionary advance in the design of centralized PEM electrolyzers.
With HEVO-Chain & HEVO-Solar, we will be positioned to deliver solutions for every customer at any size and location.

- Each HEVO-Chain hydrogen unit consists of 16 interconnected HEVO micro-electrolyzers in a string, enclosed in a fully-controllable module
- The system is designed for scalability, allowing for up to eight stackable modules to be integrated seamlessly in a 19" cabinet or over 250 modules in a multi-megawatt containerized solution
- HEVO-Chain is location and power agnostic; can be deployed anywhere and connected to any source of renewable energy
- Modularity of the system unlocks a market leading cost / kW for a centralized PEM electrolyzer

Technical Specifications:

Outlet Pressure:	**4 bars**
Electrolysis Capacity:	**11.2 kW**
Maximum Energy Consumption:	**47.4 kWh/kg**
Minimal Electrochemical Efficiency:	**70.2%**
HEVO-Chain Production Per 24H:	**5.6 kg of H_2**



HEVO-Chain Hydrogen Unit

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ALL RIGHTS BELONG TO FUSION - FUEL 04 – HEVO - CHAIN COMPONENT DEVELOPMENT 23 Target Commercial Operation 2024 2022 Existing HEVO - Solar power systems Prototype Development Existing HEVO - Solar water supply system Operational prototype ready during 4Q22 2023 Component Development Containerizing power systems Containerizing water system Performance and reliability testing 2024 Systems Integration Container up to 3 MW Rack 90kW

04 – BENAVENTE UPDATE

FUSION FUEL™

Ramping up production in Benavente each month

Holding a €12 million inventory which significantly de-risks 2023 production


FUSION FUEL

COMPLETED

- **2Q 2021** – Purchase of Factory
- **3Q 2022** – Start of Renovations
- **1Q 2022** – Renovations Complete
- **May 2022** – HEVO Production Go-Live

IN PROGRESS

- **1Q 2023** – Launch Solar Concentration Line
- **2Q 2023** – Launch Solar Module Line

~100 MW
Annual Production Capacity Installed

FUTURE

- **2024** – HEVO-Chain Production Line

500 MW
Target Annual Production Capacity at end of 2025

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ALL RIG HT S BELONG TO FUSION - FUEL 05 – MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 05 – 2022 MILESTONES 26 2 – 3 – 1 – 4 – HPA, SALES & GRANTS o Fill 2022 and 2023 pipeline with confirmed orders x Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT x Launch next gens of HEVO and HEVO - Solar ▪ Introduce O 2 Capture System x Continue product innovation and new product development PROJECT DEVELOPMENT x Finalize delivery of approved projects in Portugal and Spain o Kick - off development of projects that will be in construction in 2022 and 2023 o Secure required licenses for existing project portfolio Our five key milestones for 2022: PRODUCTION o Full go - live of Benavente facility x Secure grants and financing for Benavente facility 5 – SAFETY x Promote health & safety as a core pillar of Firm’s culture x Implement robust safety protocols x Zero safety incidents Company - wide x Complete o In Progress ▪ Not Yet Started

Q

&A